SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 25)

                               (Final Amendment)

                        Wallace Computer Services, Inc.
                           (Name of Subject Company)

                           Moore Corporation Limited
                                      and
                                   FRDK, Inc.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                PURCHASE RIGHTS
                         (Title of Class of Securities)
                                   932270101
                     (CUSIP Number of Class of Securities)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, Inc.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                              -------------------

                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100



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                  This  Amendment  No. 25 is the final  amendment  to the Tender
Offer Statement on Schedule 14D-1 originally filed on August 2, 1995 by FRDK, Inc. and Moore Corporation Limited as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, and 24 with respect to their offer to purchase all outstanding  shares of Common Stock,  par
value  $1.00  per  share,  of  Wallace  Computer  Services,   Inc.,  a  Delaware
corporation, together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of March 14, 1990, between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $60 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1995 as amended and supplemented by the Supplement thereto, dated October 12, 1995, and the related Letters of Transmittal. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                 ITEM 10.      ADDITIONAL INFORMATION.

                             On  December  20,  1995,  Moore  and the  Purchaser
                  issued a press release, a copy of which is attached hereto as Exhibit (a)(35) and is incorporated herein by reference. The Offer expired at 6:00 p.m. Eastern Standard Time on Wednesday, December 20, 1995 without the purchase of any Shares.

                 ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

                    (a)(35)    Press Release, dated  December 20, 1995.



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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1995


                                                 FRDK, Inc.


                                                 By:    /s/ Joseph M. Duane

                                                 Name:     Joseph M. Duane
                                                 Title:    President



                                                 MOORE CORPORATION LIMITED


                                                 By:     /s/ Joseph M. Duane

                                                 Name:     Joseph M. Duane
                                                 Title:    Vice President and
                                                            General Counsel

                                 EXHIBIT INDEX



                 (a)(35)     Press Release, dated December 20, 1995.